FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of November 2005
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

GOLD FIELDS LIMITED – DEALING IN SECURITIES BY A DIRECTOR

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that for financial planning purposes Mr. Gordon R Parker has exercised shares over which options had been issued to him. Details of these transactions are set out below:

Nature of Transaction	:	Purchase pursuant to the exercise of options and sale of shares
Transaction Date	:	16 November 2005
Number of Shares	:	10,000
Class of Security	:	Ordinary shares
Sale Price per Share	:	R94.22
Total Value	:	R942,200
Option Strike Price	:	R68.59
Option Strike Date	:	21 February 2005
Vesting Periods	:	Share options vest one year after allocation. In terms of the Rules governing the Gold Fields Non-Executive Share Plan, the exercise date of the above 10,000 options granted to Mr Parker on 21 February 2005 has been brought forward to 16 November 2005, the day before the Annual General Meeting of the company at which meeting Mr Parker retired as a Board member of Gold Fields Limited.
Nature of Interest	:	Directly beneficial

In terms of paragraph 3.66 of the Listings requirements prior clearance for Mr. Gordon R Parker to deal in the above securities has been obtained from the Chairman of the Board of Gold Fields Limited.
17 November 2005
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 17 November 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
          Relations and Corporate Affairs